UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                               Liquid Audio, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  53631T 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Jonathan Brooks
                           JMB Capital Partners, L.P.
                      1999 Avenue of the Stars, Suite 2040
                              Los Angeles, CA 90067
                                 (310) 286-2929
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 18, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 9 pages)
_____________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                             SCHEDULE 13D
----------------------------------------------------------                      --------------------------------------
CUSIP NO.   53631T 10 2                                                          PAGE 2 OF 9 PAGES
----------------------------------------------------------                      --------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           JMB Capital Partners, L.P.

---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b)
---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           California
------------------------ ------ --------------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY               1,071,800
     OWNED BY EACH
      REPORTING
     PERSON WITH
------------------------ ------ --------------------------------------------------------------------------------------
                           8    SHARED VOTING POWER

                                0
------------------------ ------ --------------------------------------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                1,071,800
------------------------ ------ --------------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                -0-
------------------------ ------ --------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,071,800
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.70%
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
---------- -----------------------------------------------------------------------------------------------------------
                                                 *SEE INSTRUCTIONS BEFORE FILLING OUT*



                                                             SCHEDULE 13D
----------------------------------------------------------                      ---------------------------------------
CUSIP NO.   53631T 10 2                                                          PAGE 3 OF 9 PAGES
----------------------------------------------------------                      ---------------------------------------
---------- ------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Smithwood Partners, LLC

---------- ------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
---------- ------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
---------- ------------------------------------------------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
---------- ------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           California
---------- ------------------------------------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY               1,071,800
     OWNED BY EACH
       REPORTING
      PERSON WITH
------------------------ ------ ---------------------------------------------------------------------------------------
                           8    SHARED VOTING POWER
                                0
------------------------ ------ ---------------------------------------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                1,071,800
------------------------ ------ ---------------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0
------------------------ ------ ---------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,071,800
---------- ------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
---------- ------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.70%
---------- ------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           HC
---------- ------------------------------------------------------------------------------------------------------------
                                                 *SEE INSTRUCTIONS BEFORE FILLING OUT*


                                                               SCHEDULE 13D
----------------------------------------------------------                      ---------------------------------------
CUSIP NO.   53631T 10 2                                                          PAGE 4 OF 9 PAGES
----------------------------------------------------------                      ---------------------------------------
---------- ------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jonathan Brooks

---------- ------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
---------- ------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
---------- ------------------------------------------------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------- ------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           California
---------- ------------------------------------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY               1,071,800
     OWNED BY EACH
       REPORTING
      PERSON WITH
------------------------ ------ ---------------------------------------------------------------------------------------
                           8    SHARED VOTING POWER
                                0
------------------------ ------ ---------------------------------------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                1,071,800
------------------------ ------ ---------------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0
------------------------ ------ ---------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,071,800
---------- ------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---------- ------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.70%
---------- ------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN, HC
---------- ------------------------------------------------------------------------------------------------------------
                                                 *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                                               Page 5 of 9 Pages

ITEM 1. SECURITY AND ISSUER
---------------------------

         This Amendment No. 2 (this "Amendment") to Schedule 13D (as amended by Amendment No. 1 to Schedule 13D on July 31, 2002, this "Schedule 13D") relates to shares of common stock, par value $.001 per share (the "Common Stock"), of Liquid Audio, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 800 Chesapeake Drive, Redwood City, CA 94063. Items 3, 4 and 5 of this Schedule 13D are amended.

         The percentages used herein are calculated based on the 22,802,413 shares of Common Stock reflected as being issued and outstanding as of October 31, 2002 in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2002.

ITEM 2. IDENTITY AND BACKGROUND
-------------------------------

         (a) This Amendment is being filed by JMB Capital Partners, L.P., Smithwood Partners, LLC and Mr. Jonathan Brooks (collectively, the "Reporting Persons").

                  JMB Capital Partners, L.P. is a California limited partnership ("JMB Capital").

                  Smithwood Partners, LLC, a California limited liability company ("Smithwood"), is the general partner of JMB Capital.

                  Mr. Brooks is the sole member and manager of Smithwood.

         (b) The principal address of each of the Reporting Persons is 1999 Avenue of the Stars, Suite 2040, Los Angeles, California 90067.

         (c) The principal business of JMB Capital and Smithwood is investing in companies. The principal occupation of Mr. Brooks is investment management.

         (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Brooks is a citizen of the United State of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

         The purchase price of the 161,600 shares of Common Stock purchased by the Reporting Persons since the date of Amendment No. 1 to Schedule 13D, excluding brokerage fees, is $406,166.11. The purchase price of the 133,500 shares of Common Stock purchased by the Reporting Persons during the past 60 days, excluding brokerage fees, is $333,354.00. The source of funds used by JMB Capital to purchase the Common Stock was working capital derived from capital contributions from its limited partners.

                                                              Page 6 of 9 Pages

ITEM 4. PURPOSE THE TRANSACTION.
--------------------------------

         The Reporting Persons acquired the Common Stock beneficially owned by them in the ordinary course of their investing activities. The Reporting Persons may acquire more Common Stock depending on the market price of the Common Stock.

         As of the date of the event which required filing of this Schedule 13D, the Reporting Persons did not have any plans or proposals (other than as set forth above) which may relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Act; or

         (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

         (a) JMB Capital beneficially owns 1,071,800 shares of Common Stock, constituting approximately 4.70% of the shares of Common Stock outstanding. As

                                                              Page 7 of 9 Pages

general partner of JMB Capital, Smithwood beneficially owns 1,071,800 shares of Common Stock, constituting approximately 4.70% of the shares outstanding. As the sole member and manager of Smithwood, Mr. Brooks beneficially owns 1,071,800 shares of Common Stock constituting approximately 4.70% of the shares of Common Stock outstanding.

         (b) JMB Capital has sole voting and dispositive power with respect to the 1,071,800 shares of Common Stock owned by it. As general partner of JMB Capital, Smithwood has sole voting and dispositive power with respect to the 1,071,800 shares of Common Stock owned by JMB Capital by virtue of its authority to vote and dispose of such shares. As the sole member and manager of Smithwood, Mr. Brooks has sole voting and dispositive power with respect to the 1,1071,800 shares of Common Stock owned by JMB Capital by virtue of his authority to vote and dispose of such shares.

         (c) Set forth below is certain information concerning all transactions in the Common Stock in which the Reporting Persons have engaged during the past 60 days. All of the following transactions were engaged through a broker.

 Transaction Date              Number of shares of                Price per
 ----------------              -------------------                ---------
                               Common Stock Purchased            Common Share
                               ----------------------            ------------

 October 25, 2002                   14,700                          $2.60
 November 8, 2002                   18,800                          $2.68
 December 18, 2002                 100,000                          $2.4475

 Transaction Date               Number of shares of                Price per
 ----------------               -------------------                ---------
                                Common Stock Sold                  Common Share
                                -----------------                  ------------

 November 11, 2002                   1,000                          $2.76
 November 14, 2002                   6,600                          $2.76
 December 9, 2002                   25,000                          $2.78
 December 9, 2002                   25,000                          $2.78
 December 17, 2002                 196,000                          $2.7539

         (d) No person, other than the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of dividends from or proceeds from the sale of such shares of the Common Stock.

         (e) Not Applicable.

                                                              Page 8 of 9 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
--------------------------------------------------------------------------------
SECURITIES OF THE ISSUER.
-------------------------

         Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

          Exhibit No. 1               Joint Filing Agreement

                                                             Page 9 of 9 Pages
                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2002


                                                JMB CAPITAL PARTNERS, L.P.
                                                By:  Smithwood Partners, LLC,
                                                     General Partner



                                                By: /s/ Jonathan Brooks
                                                -------------------------------
                                                Jonathan Brooks,
                                                Sole Member and Manager



                                                SMITHWOOD PARTNERS, LLC



                                                By: /s/ Jonathan Brooks
                                                -------------------------------
                                                Jonathan Brooks,
                                                Sole Member and Manager




                                                /s/ Jonathan Brooks
                                                -------------------------------
                                                Jonathan Brooks, individually